Term Sheet To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 182-A-I dated February 4, 2010	Term Sheet to Product Supplement No. 182-A-I Registration Statement No. 333-155535 Dated April 28, 2010; Rule 433

Structured Investments	$ Capped Index Fund Knock-Out Notes Linked to the iShares® MSCI Mexico Investable Market Index Fund due May 13, 2011

General

  The notes are designed for investors who seek to participate in the appreciation of the closing price of one share of the iShares® MSCI Mexico Investable Market Index Fund, up to the Maximum Return of at least 20%, at maturity and who anticipate that the closing price of one share of the Index Fund will not decline, as compared to the Initial Share Price, by more than 20.00% on any trading day during the Monitoring Period. Investors should be willing to forgo interest and dividend payments and, if the closing price of one share of the Index Fund declines, as compared to the Initial Share Price, by more than 20.00% on any trading day during the Monitoring Period, be willing to lose some or all of their principal. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing May 13, 2011†
  Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof
  The notes are expected to price on or about April 30, 2010 and are expected to settle on or about May 5, 2010.

Key Terms

Index Fund:	The iShares® MSCI Mexico Investable Market Index Fund (the “Index Fund”). For additional information about the iShares® MSCI Mexico Investable Market Index Fund, see Appendix A to this term sheet.
Knock-Out Event:

A Knock-Out Event occurs if, on any trading day during the Monitoring Period, the closing price of one share of the Index Fund has decreased, as compared to the Initial Share Price, by more than the Knock-Out Buffer Amount.

Knock-Out Buffer Amount:	20.00%
Payment at Maturity:

If a Knock-Out Event has occurred, you will receive a cash payment at maturity that will reflect the performance of the Index Fund, subject to the Maximum Return. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 x Share Return), subject to the Maximum Return
If a Knock-Out Event has occurred, you will lose some or all of your investment at maturity if the Final Share Price is less than the Initial Share Price.

If a Knock-Out Event has not occurred, you will receive a cash payment at maturity that will reflect the performance of the Index Fund, subject to the Contingent Minimum Return and the Maximum Return. If a Knock-Out Event has not occurred, your payment at maturity per $1,000 principal amount note will equal $1,000 plus the product of (a) $1,000 and (b) the greater of (i) the Contingent Minimum Return and (ii) the Share Return, subject to the Maximum Return. For additional clarification, please see “What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Index Fund?” in this term sheet.

Maximum Return:

At least 20%. The actual Maximum Return and the actual maximum payment at maturity will be set on the pricing date and will not be less than 20% and $1,200 per $1,000 principal amount note, respectively.

Contingent Minimum Return:	At least 15.05%. The actual Contingent Minimum Return will be determined on the pricing date and will not be less than 15.05%.
Monitoring Period:	The period from and excluding the pricing date to and including the Observation Date
Share Return:	Final Share Price – Initial Share Price Initial Share Price
Initial Share Price:	The closing price of one share of the Index Fund on the pricing date, divided by the Share Adjustment Factor
Final Share Price:	The closing price of one share of the Index Fund on the Observation Date
Share Adjustment Factor:

Set initially at 1.0 on the pricing date and subject to adjustment under certain circumstances. See “Description of Notes — Payment at Maturity” and “General Terms of Notes — Anti-Dilution Adjustments” in the accompanying product supplement no. 182-A-I for further information.

Observation Date:	May 10, 2011†
Maturity Date:	May 13, 2011†
CUSIP:	48124ANV5
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 182-A-I.

Investing in the Capped Index Fund Knock-Out Notes involves a number of risks. See “Risk Factors” beginning on page PS-6 of the accompanying product supplement no. 182-A-I and “Selected Risk Considerations” beginning on page TS-3 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)	The price to the public includes the cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see “Use of Proceeds” beginning on page PS-19 of the accompanying product supplement no. 182-A-I.
(2)	Please see “Supplemental Plan of Distribution” in this term sheet for information about fees and commissions.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

April 28, 2010

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 182-A-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 182-A-I dated February 4, 2010. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 182-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 182-A-I dated February 4, 2010:
  http://www.sec.gov/Archives/edgar/data/19617/000089109210000426/e37702_424b2.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

JPMorgan Structured Investments — Capped Index Fund Knock-Out Notes Linked to of the iShares® MSCI Mexico Investable Market Index Fund	TS-1

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Index Fund?

The following table illustrates the hypothetical total return at maturity on the notes. The “total return” as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an Initial Share Price of $52.00, a Contingent Minimum Return of 15.05% and a Maximum Return of 20% and reflect the Knock-Out Buffer Amount of 20%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

		Total Return

Final Share Price	Share Return	Knock Out Event Has Not Occurred(1)	Knock Out Event Has Occurred(2)

$93.600	80.00%	20.00%	20.00%
$85.800	65.00%	20.00%	20.00%
$78.000	50.00%	20.00%	20.00%
$72.800	40.00%	20.00%	20.00%
$67.600	30.00%	20.00%	20.00%
$65.000	25.00%	20.00%	20.00%
$62.400	20.00%	20.00%	20.00%
$61.360	18.00%	18.00%	18.00%
$59.826	15.05%	15.05%	15.05%
$59.800	15.00%	15.05%	15.00%
$57.200	10.00%	15.05%	10.00%
$54.600	5.00%	15.05%	5.00%
$53.300	2.50%	15.05%	2.50%
$52.520	1.00%	15.05%	1.00%
$52.000	0.00%	15.05%	0.00%
$49.400	-5.00%	15.05%	-5.00%
$46.800	-10.00%	15.05%	-10.00%
$44.200	-15.00%	15.05%	-15.00%
$41.600	-20.00%	15.05%	-20.00%
$39.000	-25.00%	N/A	-25.00%
$36.400	-30.00%	N/A	-30.00%
$31.200	-40.00%	N/A	-40.00%
$26.000	-50.00%	N/A	-50.00%
$20.800	-60.00%	N/A	-60.00%
$15.600	-70.00%	N/A	-70.00%
$10.400	-80.00%	N/A	-80.00%
$5.200	-90.00%	N/A	-90.00%
$0.000	-100.00%	N/A	-100.00%

(1) The closing price of one share of the Index Fund has not declined, as compared to the Initial Share Price, by more than 20.00% on any trading day during the Monitoring Period.
(2) The closing price of one share of the Index Fund has declined, as compared to the Initial Share Price, by more than 20.00% on at least one trading day during the Monitoring Period.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: A Knock-Out Event has not occurred, and the closing price of one share of the Index Fund increases from the Initial Share Price of $52.00 to a Final Share Price of $52.52. Because a Knock-Out Event has not occurred and the Share Return of 1.00% is less than the Contingent Minimum Return of 15.05%, the investor receives a payment at maturity of $1,150.50 per $1,000 principal amount note.

Example 2: A Knock-Out Event has not occurred, and the closing price of one share of the Index Fund decreases from the Initial Share Price of $52.00 to a Final Share Price of $49.40. Because a Knock-Out Event has not occurred and the Share Return of -5% is less than the Contingent Minimum Return of 15.05%, the investor receives a payment at maturity of $1,150.50 per $1,000 principal amount note.

Example 3: A Knock-Out Event has not occurred, and the closing price of one share of the Index Fund increases from the Initial Share Price of $52.00 to a Final Share Price of $61.36. Because a Knock-Out Event has not occurred and the Share Return of 18% is greater than the Contingent Minimum Return of 15.05% but less than the Maximum Return of 20%, the investor receives a payment at maturity of $1,180 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x 18%) = $1,180

Example 4: A Knock-Out Event has occurred, and the closing price of one share of the Index Fund decreases from the Initial Share Price of $52.00 to a Final Share Price of $46.80. Because a Knock-Out Event has occurred and the Share Return is -10%, the investor receives a payment at maturity of $900 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x -10%) = $900

JPMorgan Structured Investments — Capped Index Fund Knock-Out Notes Linked to of the iShares® MSCI Mexico Investable Market Index Fund	TS-2

Example 5: A Knock-Out Event has occurred, and the closing price of one share of the Index Fund increases from the Initial Share Price of $52.00 to a Final Share Price of $54.60. Because a Knock-Out Event has occurred and the Share Return is 5%, the investor receives a payment at maturity of $1,050 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x 5%) = $1,050

Example 6: The closing price of one share of the Index Fund increases from the Initial Share Price of $52.00 to a Final Share Price of $78.00. Because the Share Return of 50% is greater than the Maximum Return of 20%, regardless of whether a Knock-Out Event has occurred, the investor receives a payment at maturity of $1,200 per $1,000 principal amount note, the maximum payment on the notes.

Selected Purchase Considerations

  CAPPED APPRECIATION POTENTIAL — The notes provide the opportunity to participate in the appreciation of the Index Fund, up to the Maximum Return of at least 20%, at maturity. If a Knock-Out Event has not occurred, in addition to the principal amount, you will receive at maturity at least the Contingent Minimum Return of at least 15.05% on the notes, or a minimum payment at maturity of at least $1,100 for every $1,000 principal amount note. Even if a Knock-Out Event has occurred, if the Final Share Price is greater than the Initial Share Price, in addition to the principal amount, you will receive at maturity a return on the notes equal to the Share Return, subject to the Maximum Return of at least 20%. The maximum payment at maturity is at least $1,200 per $1,000 principal amount note, regardless of whether a Knock-Out Event has occurred. The actual Contingent Minimum Return and Maximum Return will be set on the pricing date and will not be less than 15.05% and 20%, respectively. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  RETURN LINKED TO THE iSHARES® MSCI MEXICO INVESTABLE MARKET INDEX FUND — The return on the notes is linked to the iShares® MSCI Mexico Investable Market Index Fund. The iShares® MSCI Mexico Investable Market Index Fund is an exchange-traded fund of iShares, Inc., which is a registered investment company that consists of numerous separate investment portfolios. The iShares® MSCI Mexico Investable Market Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in the Mexican market, as measured by the MSCI Mexico Investable Market Index, which we refer to as the Underlying Index. The Underlying Index is an equity benchmark for Mexican stock performance, and is designed to measure equity market performance in Mexico. For additional information about the Index Fund, see Appendix A to this term sheet.
  TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 182-A-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, it is reasonable to treat the notes as “open transactions” for U.S. federal income tax purposes that, subject to the discussion of the “constructive ownership” rules in the following sentence, generate long-term capital gain or loss if held for more than one year. The notes may be treated as subject to the constructive ownership rules of Section 1260 of the Internal Revenue Code of 1986, as amended (the “Code”), in which case any gain recognized in respect of the notes that would otherwise be long-term capital gain and that is in excess of the “net underlying long-term capital gain” (as defined in Section 1260) would be treated as ordinary income, and an interest charge would apply as if that income had accrued for tax purposes at a constant yield over the notes’ term. Our tax counsel has not expressed an opinion with respect to whether the constructive ownership rules apply to the notes. Accordingly, U.S. Holders should consult their tax advisers regarding the potential application of the constructive ownership rules. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime described above. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including the potential application of the constructive ownership rules, possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

  The discussion in the preceding paragraph, when read in combination with the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index Fund, the Underlying Index or any of the component securities of the Index Fund or the Underlying Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 182-A-I dated February 4, 2010.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Index Fund and will depend on whether a Knock-Out Event has occurred and whether, and the extent to which, the Share Return is positive or negative. If the closing price of one share of the Index Fund has declined, as compared to the Initial Share Price, by more than the Knock-Out Buffer Amount of 20.00% on any trading day during the Monitoring Period, a Knock-Out Event has occurred, and the protection provided by the Knock-Out Buffer Amount of 20.00% will terminate. Under these circumstances, you could lose some or all of your principal.
  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN — If the Final Share Price is greater than the Initial Share Price, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Index, which may be significant. We refer to this predetermined percentage as the Maximum Return, which will be set on the pricing date and will not be less than 20%.

JPMorgan Structured Investments — Capped Index Fund Knock-Out Notes Linked to of the iShares® MSCI Mexico Investable Market Index Fund	TS-3

  YOUR ABILITY TO RECEIVE THE CONTINGENT MINIMUM RETURN OF 15.05%* MAY TERMINATE ON ANY TRADING DAY DURING THE MONITORING PERIOD — If the closing price of one share of the Index Fund on any trading day during the Monitoring Period declines from the Initial Share Price by more than the Knock-Out Buffer Amount of 20.00%, you will not be entitled to receive the Contingent Minimum Return of 15.05%* on the notes. Under these circumstances, you may lose some or all of your investment at maturity and will be fully exposed to any depreciation in the Index Fund.
  * The actual Contingent Minimum Return on the notes will be set on the pricing date and will not be less than 15.05%.
  YOUR PROTECTION MAY TERMINATE ON ANY TRADING DAY DURING THE MONITORING PERIOD — If the closing price of one share of the Index Fund on any trading day during the Monitoring Period declines from the Initial Share Price by more than the Knock-Out Buffer Amount of 20.00%, you will at maturity be fully exposed to any depreciation in the Index Fund. We refer to this feature as a contingent buffer. Under these circumstances, if the Final Share Price is less than the Initial Share Price, you will lose 1% of the principal amount of your investment for every 1% that the Final Share Price is less than the Initial Share Price. You will be subject to this potential loss of principal even if the Index Fund subsequently increases such that the closing price of one share of the Index Fund is less than the Initial Share Price by not more than the Knock-Out Buffer Amount of 20.00%, or is equal to or greater than the Initial Share Price. If these notes had a non-contingent buffer feature, under the same scenario, you would have received the full principal amount of your notes plus the Contingent Minimum Return at maturity. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness.  Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, the price, if any, at which J.P. Morgan Securities Inc., which we refer to as JPMSI, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index Fund or the Underlying Index would have.
  THERE ARE RISKS ASSOCIATED WITH THE INDEX FUND — Although the Index Fund’s shares are listed for trading on NYSE Arca, Inc. (“NYSE Arca”) and a number of similar products have been traded on NYSE Arca and other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Index Fund or that there will be liquidity in the trading market. The Index Fund is subject to management risk, which is the risk that the investment strategies of the investment adviser, the implementation of which is subject to a number of constraints, may not produce the intended results.  BlackRock Fund Advisors (“BFA”) is currently the investment adviser for the Index Fund.  For example, BFA may invest up to 20% of the Index Fund’s assets in securities not included in the Underlying Index, futures contracts, options on futures contracts, other types of options and swaps related to the Underlying Index, as well as cash and cash equivalents, including shares of money market funds affiliated with BFA or its affiliates.  Any such action could adversely affect the market price of the shares of the Index Fund, and consequently, the value of the notes.
  DIFFERENCES BETWEEN THE INDEX FUND AND THE UNDERLYING INDEX — The Index Fund does not fully replicate the Underlying Index, may hold securities not included in the Underlying Index and its performance will reflect additional transaction costs and fees that are not included in the calculation of the Underlying Index, all of which may lead to a lack of correlation between the Index Fund and the Underlying Index. In addition, corporate actions with respect to the sample of equity securities (such as mergers and spin-offs) may impact the variance between the Index Fund and the Underlying Index. Finally, because the Index Fund is traded on NYSE Arca, and is subject to market supply and investor demand, the market value of the Index Fund may differ from the net asset value of the Index Fund. For all of the foregoing reasons, the performance of the Index Fund may not correlate with the performance of the Underlying Index.

JPMorgan Structured Investments — Capped Index Fund Knock-Out Notes Linked to of the iShares® MSCI Mexico Investable Market Index Fund	TS-4

  CURRENCY EXCHANGE RISK — Because the prices of the equity securities underlying the Index Fund are converted into U.S. dollars for the purposes of calculating the net asset value of the Index Fund, your notes will be exposed to currency exchange rate risk with respect to the currencies in which securities underlying the Index Fund are traded, which is primarily the Mexican peso. Your net exposure will depend on the extent to which the currencies in which securities underlying the Index Fund are traded strengthen or weaken against the U.S. dollar. If the U.S. dollar strengthens against the currencies in which securities underlying the Index Fund are traded, the net asset value of the Index Fund will be adversely affected and the amount we pay you at maturity, if any, may be reduced. Of particular importance to potential currency exchange risk are:
    existing and expected rates of inflation;
    existing and expected interest rate levels;
    the balance of payments; and
    the extent of government surpluses or deficits in Mexico and the United States.
  All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of Mexico and the United States and other countries important to international trade and finance.
  NON-U.S. SECURITIES RISK — The equity securities underlying the Index Fund have been issued by non-U.S. companies (primarily Mexican companies).  Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in those countries (including Mexico), including risks of volatility in those markets, government intervention in those markets and cross shareholdings in companies in certain countries.  Also, there is generally less publicly available information about companies in some of these jurisdictions than there is about U.S. companies that are subject to the reporting requirements of the SEC, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies.  The prices of securities in foreign markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws.
  EMERGING MARKETS RISK — The equity securities underlying the Index Fund have been issued by non-U.S. companies located primarily in Mexico, which is an emerging markets country.  Countries with emerging markets may have relatively unstable governments, may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and may have less protection of property rights than more developed countries.  The economies of countries with emerging markets may be based on only a few industries, may be highly vulnerable to changes in local or global trade conditions, and may suffer from extreme and volatile debt burdens or inflation rates.  Local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times.  Moreover, the economies in such countries may differ favorably or unfavorably from the economy in the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.  Any of the foregoing could adversely affect the market value of shares of the Index Fund and the notes.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  THE ANTI-DILUTION PROTECTION FOR THE INDEX FUND IS LIMITED — The calculation agent will make adjustments to the adjustment factor for certain events affecting the Index Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the Index Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the closing price of one share of the Index Fund on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Index Fund;
    the time to maturity of the notes;
    whether a Knock-Out Event has occurred;
    the dividend rate on the equity securities underlying the Index Fund;
    the occurrence of certain events to the Index Fund that may or may not require an adjustment to the Share Adjustment Factor;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory and judicial events;
    the exchange rate and the volatility of the exchange rate between the U.S. dollar and the Mexican peso and the correlation between that rate and the prices of shares of the Index Fund; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Capped Index Fund Knock-Out Notes Linked to of the iShares® MSCI Mexico Investable Market Index Fund	TS-5

Historical Information

The following graph sets forth the historical performance of the iShares® MSCI Mexico Investable Market Index Fund based on the weekly historical closing price of one share of the Index Fund from January 7, 2005 through April 23, 2010. The closing price of one share of the Index Fund on April 27, 2010 was $52.27. We obtained the closing prices of one share of the Index Fund below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical prices of one share of the Index Fund should not be taken as an indication of future performance, and no assurance can be given as to the closing price of one share of the Index Fund on any trading day during the Monitoring Period or the closing price of one share of the Index Fund on the Observation Date. We cannot give you assurance that the performance of the Index Fund will result in the return of any of your initial investment.

Supplemental Plan of Distribution

JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission that will depend on market conditions on the pricing date. In no event will that commission exceed $10.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-56 of the accompanying product supplement no. 182-A-I.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. In no event will the total amount of these fees exceed $10.00 per $1,000 principal amount note.

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APPENDIX A

The iShares® MSCI Mexico Investable Market Index Fund

     We have derived all information contained in this term sheet regarding the iShares® MSCI Mexico Investable Market Index Fund, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, iShares, Inc., BlackRock Institutional Trust Company, N.A. (“BTC”) and BlackRock Fund Advisors (“BFA”). The iShares® MSCI Mexico Investable Market Index Fund is an investment portfolio maintained and managed by iShares, Inc. BFA is currently the investment adviser to the iShares® MSCI Mexico Investable Market Index Fund. The iShares® MSCI Mexico Investable Market Index Fund is an exchange-traded fund (“ETF”) that trades on the NYSE Arca under the ticker symbol “EWW.” We make no representations or warranty as to the accuracy or completeness of the information derived from these public sources.

     iShares, Inc. is a registered investment company that consists of numerous separate investment portfolios, including the iShares® MSCI Mexico Investable Market Index Fund. Information provided to or filed with the SEC by iShares, Inc. pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 033-97598 and 811-09102, respectively, through the SEC’s website at http://www.sec.gov. For additional information regarding iShares, Inc., BFA and the iShares® MSCI Mexico Investable Market Index Fund, please see the Prospectus, dated January 1, 2010 (as supplemented on February 2, 2010). In addition, information about iShares® and the iShares® MSCI Mexico Investable Market Index Fund may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the iShares® website at www.ishares.com. We make no representation or warranty as to the accuracy or completeness of such information. Information contained in the iShares® website is not incorporated by reference in, and should not be considered a part of, this term sheet.

Investment Objective and Strategy

     The iShares® MSCI Mexico Investable Market Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in the Mexican market, as measured by the MSCI Mexico Investable Market Index. The iShares® MSCI Mexico Investable Market Index Fund holds equity securities traded primarily in Mexico. The MSCI Mexico Investable Market Index was developed by MSCI Inc. (“MSCI”) as an equity benchmark for Mexican stock performance, and is designed to measure equity market performance in Mexico. Prior to December 1, 2007, the iShares® MSCI Mexico Investable Market Index Fund sought to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in the Mexican market, as measured by the MSCI Mexico Index.

     As of March 31, 2010, the iShares® MSCI Mexico Investable Market Index Fund’s three largest equity securities were América Móvil, S.A.B. de C.V. (Series L), Wal-Mart de México, S.A.B. de C.V. (Series V) and CEMEX, S.A.B. de C.V. (CPOs). Its three largest sectors were telecommunication services, consumer staples and materials.

     The iShares® MSCI Mexico Investable Market Index Fund uses a representative sampling strategy (as described below under “— Representative Sampling”) to try to track the MSCI Mexico Investable Market Index. The iShares® MSCI Mexico Investable Market Index Fund will generally invest at least 90% of its assets in the securities of the MSCI Mexico Investable Market Index and depositary receipts representing securities included in the MSCI Mexico Investable Market Index, and will invest at least 80% of its assets in the securities of the MSCI Mexico Investable Market Index or in depositary receipts representing securities included in the MSCI Mexico Investable Market Index. The iShares® MSCI Mexico Investable Market Index Fund may invest the remainder of its other assets in securities not included in the MSCI Mexico Investable Market Index, futures contracts, options on futures contracts, other types of options and swaps related to the MSCI Mexico Investable Market Index, as well as cash and cash equivalents, including share of money market funds affiliated with BFA or its affiliates.

Representative Sampling

     The iShares® MSCI Mexico Investable Market Index Fund pursues a “representative sampling” strategy in attempting to track the performance of the MSCI Mexico Investable Market Index, and generally does not hold all of the equity securities included in the MSCI Mexico Investable Market Index. The iShares® MSCI Mexico Investable Market Index Fund invests in a representative sample of securities in the MSCI Mexico Investable Market Index, which have a similar investment profile as the MSCI Mexico Investable Market Index. Securities selected are expected to have, in the aggregate, investment characteristics (based on factors such as market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of the MSCI Mexico Investable Market Index.

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Correlation

     The MSCI Mexico Investable Market Index is a theoretical financial calculation, while the iShares® MSCI Mexico Investable Market Index Fund is an actual investment portfolio. The performance of the iShares® MSCI Mexico Investable Market Index Fund and the MSCI Mexico Investable Market Index will vary due to transaction costs, foreign currency valuation, asset valuations, corporate actions (such as mergers and spin-offs), timing variances, and differences between the iShares® MSCI Mexico Investable Market Index Fund’s portfolio and the MSCI Mexico Investable Market Index resulting from legal restrictions (such as diversification requirements) that apply to the iShares® MSCI Mexico Investable Market Index Fund but not to the MSCI Mexico Investable Market Index or the use of representative sampling. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called “tracking error.” BFA expects that, over time, the iShares® MSCI Mexico Investable Market Index Fund’s tracking error will not exceed 5%. The iShares® MSCI Mexico Investable Market Index Fund, using a representative sampling strategy, can be expected to have a greater tracking error than a fund using a replication strategy. Replication is a strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in such underlying index.

Industry Concentration Policy

     The iShares® MSCI Mexico Investable Market Index Fund will concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry or group of industries to approximately the same extent that the MSCI Mexico Investable Market Index is concentrated.

Holdings Information

     As of March 31, 2010, 99.84% of the iShares® MSCI Mexico Investable Market Index Fund’s holdings consisted of equity securities, 0.02% consisted of cash and 0.13% was in other assets, including dividends booked but not yet received. The following tables summarize the iShares® MSCI Mexico Investable Market Index Fund’s top holdings in individual companies and by sector as of such date.

Top holdings in individual securities as of March 31, 2010

Company	Percentage of Total Holdings
América Móvil, S.A.B. de C.V. (Series L)	23.85%
Wal-Mart de México, S.A.B. de C.V. (Series V)	9.21%
CEMEX, S.A.B. de C.V. (CPOs)	5.74%
Grupo México, S.A.B. de C.V. (Series B)	4.91%
Fomento Económico Mexicano, S.A.B. de C.V. (UBDs)	4.55%
Grupo Televisa, S.A.B. (CPOs)	4.45%
Grupo Financiero Banorte, S.A.B. de C.V. (Series O)	3.79%
Telmex Internacional, S.A.B. de C.V. (Series L)	3.70%
Teléfonos de México, S.A.B. de C.V. (Series L)	3.38%
Grupo Bimbo, S.A.B. de C.V. (Series A)	3.19%

Top holdings by sector as of March 31, 2010

Sector	Percentage of Total Holdings
Telecommunication Services	34.62%
Consumer Staples	23.43%
Materials	14.49%
Consumer Discretionary	11.73%
Industrials	8.29%
Financials	7.07%
Health Care	0.21%
S-T Securities	0.02%

     The information above was compiled from the iShares® website. We make no representation or warranty as to the accuracy or completeness of such information. Information contained in the iShares® website is not incorporated by reference in, and should not be considered a part of, this term sheet.

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Disclaimer

     The notes are not sponsored, endorsed, sold or promoted by BFA. BFA makes no representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes. BFA has no obligation or liability in connection with the operation, marketing, trading or sale of the notes.

The MSCI Mexico Investable Market Index

     We have derived all information contained in this term sheet regarding the MSCI Mexico Investable Market Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, MSCI Inc. (“MSCI”). We make no representation or warranty as to the accuracy or completeness of such information. The MSCI Mexico Investable Market Index is calculated, maintained and published by MSCI. MSCI has no obligation to continue to publish, and may discontinue publication of, the MSCI Mexico Investable Market Index.

     The MSCI Mexico Investable Market Index is a free float-adjusted, capitalization-weighted index that aims to capture 99% of the (publicly available) total market capitalization in Mexico. Component companies must meet objective criteria for inclusion in the MSCI Mexico Investable Market Index, taking into consideration unavailable strategic shareholdings and limitations to foreign ownership. The MSCI Mexico Investable Market Index has a base date of December 31, 1987 and is reported by Bloomberg under the ticker symbol “MXMX”.

     For more information on the index calculation methodology used to formulate the MSCI Mexico Investable Market Index (and which is also used to formulate the indices included in the MSCI Global Index Series), see the section entitled “The MSCI Indices” beginning on page PS-29 of the accompanying product supplement no. 182-A-I. For the avoidance of doubt, references to the “MSCI Indices” contained in the above-referenced section include the “MSCI Mexico Investable Market Index” for purposes of this Appendix A.

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